                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No: 333-74383
PROSPECTUS SUPPLEMENT
READ CAREFULLY. [HCBK LOGO] [HUDSON CITY BANCORP, INC. LOGOTYPE]
                          PROPOSED HOLDING COMPANY FOR
                            HUDSON CITY SAVINGS BANK

     This supplements the prospectus of Hudson City Bancorp, Inc. dated May 14, 1999. This prospectus supplement should be read with the prospectus.

WE ARE INCREASING THE AMOUNT OF SHARES YOU MAY PURCHASE IN THE SUBSCRIPTION OFFERING.

     In order to complete the offering of common stock of Hudson City Bancorp, Inc., we must sell at least $529,337,500 of common stock, which is the minimum of our offering range. To date, we have received orders for approximately 78% of this minimum level in the subscription and community offerings.

     To facilitate the sale of additional shares, we have increased the amount of stock that individuals and groups may purchase as follows:

     (1) in the subscription offering, the maximum amount that an individual may purchase is $1.5 million; and

     (2) in all categories of the offering combined, the total amount that an individual may purchase, acting together with others, is $5.0 million.

     If you have submitted an order in the subscription offering for $500,000 of common stock, you may increase your order by submitting an additional order form for the additional shares with payment in full by July 2, 1999. Payment must be by certified or bank check or by authorization of withdrawal from a deposit account at Hudson City Savings Bank with sufficient collected funds.

PURCHASE LIMITATIONS.

     Set forth below is a comparison of the old and new purchase limitations:

                                                                  OLD             NEW
                                                              ------------    ------------
Individuals.................................................  $    500,000    $1.5 million
Groups......................................................  $2.5 million    $5.0 million

WE WILL USE A GROUP OF BROKER-DEALERS TO SELL THE REMAINING SHARES IN A SYNDICATED COMMUNITY OFFERING.

     As described at page 122 of the prospectus, in the event the shares of common stock are not purchased in the subscription offering or the community offering, we have the right to offer remaining shares to the general public through a group of broker-dealers.

     We have engaged Ryan, Beck & Co., Inc. to assemble and manage a selling group of broker-dealers, which will include Ryan, Beck, to sell the remaining shares on a best efforts basis. Neither Ryan, Beck nor any of the other broker-dealers have an obligation to take or purchase any shares of common stock in the offering. As compensation, Ryan, Beck and the other broker-dealers will receive 5.7% of the total value of the shares sold in the syndicated community offering. This 5.7% fee will be split as follows: Ryan, Beck will be paid a management fee of 1.2% of the aggregate purchase price of the shares sold in the syndicated community offering and each selling group member will be paid 4.5% of the aggregate purchase price of the shares sold by them.
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     The 5.7% fee payable to Ryan, Beck and the other broker-dealers would decrease net proceeds. Assuming that no subscribers in the subscription offering order more shares and that the selling group of broker-dealers sells approximately 11.7 million shares to meet the minimum of the offering range, the offering would be affected as follows:

Gross proceeds..............................................  $529,337,500
Underwriting commissions and expenses.......................  $ 14,881,000
                                                              ------------
Net proceeds to Hudson City Bancorp.........................  $514,456,500
                                                              ============

If all other assumptions used in preparing the pro forma data in the prospectus (see pages 27 to 30 of the prospectus) remain the same, then, at December 31, 1998, pro forma stockholders' equity per share would be $11.99 and the offering price as a percentage of pro forma stockholders' equity per share would be 83.40%. Pro forma net income per share and the offering price to pro forma net income per share would remain unchanged, at $0.96 and 10.42x, respectively.

     Anyone purchasing stock in the syndicated community offering is subject to the new purchase limitations discussed above and is otherwise subject to all applicable conditions disclosed in the prospectus.

     Completion of the offering remains subject to (i) confirmation by RP Financial, L.C., our independent appraiser, of our existing appraisal (ii) approval of the plan of reorganization by the depositors of Hudson City Savings Bank and (iii) receipt of final regulatory approvals.

EXPIRATION DATE FOR THE SYNDICATED COMMUNITY OFFERING.

     We have not set an expiration date for the shares to be sold by the broker-dealers. We expect that the syndicated community offering will expire on or before August 7, 1999, but we may extend this date with the approval of the Commissioner of the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. For further information, see "The Reorganization and the Offering -- Subscription Offering and Subscription Rights -- Expiration Date for the Subscription Offering" at page 118 of the prospectus.

THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS, ARE NOT GUARANTEED OR INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY, ARE NOT GUARANTEED BY HUDSON CITY SAVINGS BANK, HUDSON CITY BANCORP, INC. OR HUDSON CITY, MHC AND ARE SUBJECT TO INVESTMENT RISK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE COMMISSIONER OF BANKING AND INSURANCE OF THE STATE OF NEW JERSEY NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             [Ryan,Beck & Co. Logo]
            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 28, 1999
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                                  PRESS RELEASE

CONTACT: LEONARD S. GUDELSKI, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, OR RONALD E.
         HERMANCE, JR., PRESIDENT AND CHIEF OPERATING OFFICER

TELEPHONE: (201) 967-1900

                       HUDSON CITY SAVINGS BANK ANNOUNCES
       SUBSCRIPTION OFFERING PORTION OF INITIAL PUBLIC OFFERING CONCLUDES

Paramus, New Jersey, June 28, 1999 - The Board of Managers of Hudson City Savings Bank announced that the Subscription and Community Offering portion of the initial public offering of Hudson City Bancorp, Inc. (the "Company"), the proposed holding company for Hudson City Savings Bank (the "Bank"), concluded on June 23, 1999.

The Company received more than 30,000 stock orders from its depositors and other community members.

The Company and Ryan, Beck & Co., Inc., marketing agent for the offering, are completing the tabulation of orders received. In order to consummate the offering, Hudson City Bancorp, Inc. must sell at least the minimum of the offering range, 52,933,750 shares of common stock, at $10 per share. The Company estimates that it has received orders in the Subscription and Community Offering for approximately 78% of this minimum sales level.

To facilitate the sale of additional shares, the Company has increased the stock purchase limitations as follows: in the subscription offering, the maximum amount that an individual may purchase is $1.5 million and in all categories of the offering combined, the total amount that an individual may purchase, acting together with others, is $5.0 million. Subscribers who have submitted an order in the subscription offering for $500,000 of common stock are being given the opportunity to increase their orders.

In addition, as contemplated by the Plan of Reorganization, the Company has authorized Ryan, Beck to promptly commence a Syndicated Community Offering, whereby shares of the common stock that have not been sold in the subscription and community offerings under the increased purchase limitations will be offered to the public at $10 per share through a selling group of broker-dealers.

The Syndicated Community Offering will be conducted pursuant to the Prospectus dated May 14, 1999 and the Prospectus Supplement dated June 28, 1999. Subscription and Community Offering orders will be maintained, with interest on subscription funds continuing to accrue during the Syndicated Community Offering.

The completion of the offering remains subject to confirmation by RP Financial, L.C., the Company's independent appraiser, of the Company's existing appraisal, approval of the Plan of Reorganization by the depositors of the Bank at a special meeting scheduled for July 6, 1999 and receipt of final regulatory approvals.
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The Company does not expect that the Syndicated Community Offering will materially delay the commencement of trading of the common stock. Subject to final regulatory and depositor approvals and selling at least the minimum number of shares, the Company still anticipates that the common stock will begin trading in July on the Nasdaq National Market System, under the symbol "HCBK."

Hudson City Savings Bank is headquartered in Paramus, New Jersey. It is the largest savings bank based in New Jersey and the largest mutual thrift in the United States. The Bank operates 75 full-service branches throughout thirteen New Jersey counties. At March 31, 1999, the Bank had total assets, deposits and equity of $7.9 billion, $6.9 billion and $920.9 million, respectively.

THIS PRESS RELEASE IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT. THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS, AND ARE NOT GUARANTEED OR INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE SHARES ARE NOT GUARANTEED BY HUDSON CITY SAVINGS BANK, HUDSON CITY BANCORP, INC. OR HUDSON CITY, MHC AND ARE SUBJECT TO INVESTMENT RISK.
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                                  June 28, 1999

Dear Subscriber:

         Hudson City Savings Bank and Hudson City Bancorp, Inc. have increased the maximum purchase limitations in our Subscription Offering as described in the enclosed Prospectus Supplement to the Prospectus dated May 14, 1999 which you have already received. Based on your order size and pursuant to the provisions of our Plan of Reorganization, you may elect to increase your subscription order subject to these new limitations.

         The Prospectus Supplement describes the increase in the maximum purchase limitations, the procedures for increasing your order and other steps being taken to complete the offering, and should be read together with the Prospectus. You have until July 2, 1999 to exercise your right to increase your order.

         If you have any questions, call our Stock Information Center, between 9:00 a.m. and 4:00 p.m. Eastern Time, Monday through Friday. The telephone number is (800) 541-3187.

                                          Sincerely,

                                          Leonard S. Gudelski
                                          Chairman & Chief Executive Officer

         THIS LETTER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT.

         THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS, ARE NOT GUARANTEED OR INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY, ARE NOT GUARANTEED BY HUDSON CITY SAVINGS BANK, HUDSON CITY BANCORP, INC. OR HUDSON CITY, MHC AND ARE SUBJECT TO INVESTMENT RISK.